Mail Stop 4561

November 24, 2008

Paul Goodman
Chief Executive Officer
SecureLogic Corp.
420 Lexington Avenue
Suite 2320
New York, NY 10170

       Re: SecureLogic Corp.
              Forms 10-KSB and 10-KSB/A for Fiscal Year Ended
              December 31, 2007
              File No. 000-28099

Dear Mr. Goodman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Christine Davis
              Assistant Chief Accountant